FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

9 October 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs")

HSBC Holdings plc has been advised that Paulo Maia acquired 111 ordinary shares of US$0.50 (the 'Shares') at £7.3180 per Share and disposed of 42 Shares at £7.4373 per Share on 3 October 2017 under the HSBC International Employee Share Purchase Plan.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Paulo Maia
2 - Reason for the notification
Position/status Chief Executive, Latin America Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-10-03	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.32	111	£812.30
	Aggregated	£7.318	111	£812.30

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-10-03	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.44	42	£312.37
	Aggregated	£7.437	42	£312.37

For any queries related to this notification, please contact:
Loren Wulfsohn
Shareholder Services
020 7991 8918

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 09 October 2017